UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39167

Molecular Data Inc.

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On November 26, 2021, Molecular Data Inc. submitted herewith an interim balance sheet as of the end of its third quarter.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Interim Balance Sheet as of September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By :	/s/ Steven Foo
Name :	Steven Foo
Title :	Chief Executive Officer and Chief Financial Officer

Date: November 26, 2021

Exhibit 99.1

CONSOLIDATED STATEMENTS OF BALANCE SHEET

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	As of December 31, 2020	As of September 30, 2021
	(RMB’000)	(RMB’000) unaudited	(USD’000)
Assets
Current assets:
Cash and cash equivalents	11,311	66,339	10,296
Restricted cash	277	—	—
Accounts receivable, net	5,963	6,211	964
Short-term investments	336,038	336,038	52,152
Unbilled receivables	51,825	56,842	8,822
Notes receivable	24,761	22,539	3,498
Inventories, net	2,821	5,784	898
Amounts due from related parties	1,144	7,178	1,114
Prepayments and other current assets	229,046	229,999	35,696
Total current assets	663,186	730,930	113,440

Non-current assets:
Long-term investment	353	3,753	582
Property and equipment, net	725	469	73
Intangible assets, net	536	372	58
Deferred assets & deferred tax assets	15,826	7,773	1,206
Right-of-use asset, net	4,195	2,796	434
Total non current assets	21,635	15,163	2,353

Total assets	684,821	746,093	115,793

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	33,749	16,149	2,506
Accounts payable	315,729	313,196	48,607
Deferred revenue	81,636	66,429	10,310
Accrued expenses and other liabilities	132,674	106,506	16,532
Convertible notes	16,096	39,453	6,123
Amounts due to related parties	111,186	119,531	18,551
Operating lease liabilities-current	1,536	1,393	216
Total current liabilities	692,606	662,657	102,845

Non-current liabilities:
Non-current portion of capital lease obligations	17,052	17,052	2,646
Non-current portion of lease liability	2,659	1,403	218
Contingency liability	341	341	53
Total non-current liabilities	20,052	18,796	2,917

Total liabilities	712,658	681,453	105,762

Redeemable noncontrolling interests	42	—	—

Shareholders’ equity/(deficit)
Ordinary shares	114	202	31
Additional paid-in capital	1,075,064	1,231,970	191,199
Accumulated other comprehensive loss	(21,192)	(21,192)	(3,289)
Accumulated deficit	(1,081,914)	(1,146,669)	(177,961)
Total shareholders’	(27,928)	64,311	9,980
Non-controlling interest	49	329	51
TOTAL (DEFICIT)/EQUITY	(27,879)	64,640	10,031

Total liabilities and shareholders’ (deficit)/ equity	684,821	746,093	115,793